UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALTISOURCE RESIDENTIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153W100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No.: 02153W100	Page 2 of 12 Pages

1.	Names of Reporting Persons. SAB CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	2,797,216
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	2,797,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 02153W100	Page 3 of 12 Pages

1.	Names of Reporting Persons. SAB CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	2,797,216
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	2,797,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: IA, PN, HC

SCHEDULE 13G

CUSIP No.: 02153W100	Page 4 of 12 Pages

1.	Names of Reporting Persons. SAB CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	2,797,216
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	2,797,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.: 02153W100	Page 5 of 12 Pages

1.	Names of Reporting Persons. SCOTT A. BOMMER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	2,797,216
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	2,797,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person: IN, HC

Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

Altisource Residential Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Altisource Asset Management Corporation, 402 Strand Street, Frederiksted, U.S. Virgin Islands 00840-3531

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	SAB Capital Advisors, L.L.C. (the “General Partner”);

ii)	SAB Capital Management, L.P. (the “Investment Manager”);

iii)	SAB Capital Management, L.L.C. (the “IMGP”);

iv)	Scott A. Bommer (“Mr. Bommer”).

This Statement relates to Shares (as defined herein) held for the account of each of SAB Capital Partners, L.P., a Delaware limited partnership (“SAB”), SAB Capital Partners II, L.P., a Delaware limited partnership (“SAB II”), and the SAB Overseas Master Fund, L.P., a Delaware limited partnership (“SAB Overseas”).  The General Partner serves as the general partner of each of SAB, SAB II and SAB Overseas.  The Investment Manager serves as the investment manager of each of SAB, SAB II and SAB Overseas.  The IMGP serves as the general partner of the Investment Manager.  Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i)	The General Partner is a Delaware limited liability company;

ii)	The Investment Manager is a Delaware limited partnership;

iii)	The IMGP is a Delaware limited liability company;

iv)	Mr. Bommer is a citizen of the United States of America.

Page 7 of 12 Pages
Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

02153W100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 2,797,216 Shares, which amount includes: A) 1,396,176 Shares held for the account of SAB; B) 32,695 Shares held for the account of SAB II; and C) 1,368,345 Shares held for the account of SAB Overseas.

Item 4(b)	Percent of Class:

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.6% of Shares outstanding. (The Reporting Persons’ beneficial ownership percentage is based on a total of 42,315,998 Shares outstanding as of December 13, 2013, as set forth in the Issuer's amendment to Form S-11 filed December 26, 2013.)

Item 4(c)	Number of Shares of which such person has:

General Partner, Investment Manager, IMGP and Mr. Bommer:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,797,216
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,797,216

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 8 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	/s/ Brian Jackelow

Brian Jackelow, attorney-in-fact for Scott A. Bommer,
individually and (a) as managing member of SAB Capital
Advisors, L.L.C., and (b) as managing member of SAB
Capital Management, L.L.C., for itself and as the general
partner of SAB Capital Management, L.P.

Page 10 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Acquisition Statement	11

2	Power of Attorney	12

Page 11 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2014

/s/  Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer,
individually and (a) as managing member of SAB Capital
Advisors, L.L.C., and (b) as managing member of SAB
Capital Management, L.L.C., for itself and as the general
partner of SAB Capital Management, L.P.

Page 12 of 12 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint Brian Jackelow, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) under the Act, and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 6th day of December 2012.

/s/ Scott A. Bommer
Scott A. Bommer